FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2005

HOLMES FINANCING (No 7) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No. . .X. . . .

Holmes Financing (No. 7) PLC
Profit & Loss Account
Period ended 15 October 2004

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	24,114	22,304
Interest receivable - Cash deposits	-	-
	24,114	22,304

Interest payable - Notes	(24,114)	(22,304)
Interest payable
	(24,114)	(22,304)

Net operating income	-	-

Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	-	-

Taxation	-	-

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	(0)	(0)

Retained profit carried forward	(0)	(0)

Holmes Financing (No. 7) PLC
Balance Sheet
Period ended 15 October 2004

	£'000	£'000

Fixed asset investments
Loans to Funding		1,882,160

Current assets
Cash at bank	13

	13

Creditors: Amounts falling due within one year
Sundry creditors	-
	-

Net current assets		13

Total assets less current liabilities		1,882,173

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(1,882,160)

Net assets		13

Capital and reserves
Share capital		13
Reserves		-
		13

Holmes Financing (No. 7) PLC
Notes Outstanding
Period ended 15 October 2004
	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A1
Moody's current rating	P-1	Aaa	Aaa	Aaa
S&P current rating	A-1+	AAA	AAA	AAA
Fitch Ratings current rating	F1+	AAA	AAA	AAA

				Series 4 Class A2
Moody's current rating				Aaa
S&P current rating				AAA
Fitch Ratings current rating				AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Moody's current rating	Aa3	Aa3	Aa3	Aa3
S&P current rating	AA	AA	AA	AA
Fitch Ratings current rating	AA	AA	AA	AA

	Series 1 Class M	Series 2 Class M	Series 3 Class M	Series 4 Class M
Moody's current rating	A2	A2	A2	A2
S&P current rating	A	A	A	A
Fitch Ratings current rating	A	A	A	A

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A1
	$	$	$	€
Initial note balance	750,000,000	1,250,000,000	500,000,000	500,000,000
Previous quarter's note principal	-	1,250,000,000	500,000,000	500,000,000
Note redemptions	-
Outstanding note principal	-	1,250,000,000	500,000,000	500,000,000

				Series 4 Class A2
				£
Initial note balance				250,000,000
Previous quarter's note principal				250,000,000
Note redemptions
Outstanding note principal				250,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
	$	$	£	€
Initial note balance	22,500,000	37,500,000	15,000,000	41,000,000
Previous quarter's note principal	-	37,500,000	15,000,000	41,000,000
Note redemptions	-
Outstanding note principal	-	37,500,000	15,000,000	41,000,000

	Series 1 Class M	Series 2 Class M	Series 3 Class M	Series 4 Class M
	$	$	£	€
Initial note balance	38,250,000	63,750,000	20,000,000	56,000,000
Previous quarter's note principal	-	63,750,000	20,000,000	56,000,000
Note redemptions	-
Outstanding note principal	-	63,750,000	20,000,000	56,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A1
Note interest margins	(4)	15	23	26
Step up dates	16/04/2004	16/01/2008	16/04/2008	16/04/2008
Step up margins	N/A	N/A	46	52
				Series 4 Class A2
Note interest margins				26
Step up dates				16/04/2008
Step up margins				52

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Note interest margins	23	35	50	53
Step up dates	16/04/2008	16/04/2008	16/04/2008	16/04/2008
Step up margins	46	70	100	106

	Series 1 Class M	Series 2 Class M	Series 3 Class M	Series 4 Class M
Note interest margins	75	80	80	80
Step up dates	16/04/2008	16/04/2008	16/04/2008	16/04/2008
Step up margins	150	160	160	160

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	18/01/2005

Funding Liquidity Reserve Fund
The Funding Liquidity Reserve Fund may be used to help meet any deficit in Funding available revenue receipts which are allocated to the issuer to pay amounts due on the intercompany loan and will be funded initially from Funding available revenue receipts in accordance with the Funding pre-enforcement revenue priority of payments.

Holmes Funding Limited
Profit & Loss Account
Period ended 15 October 2004

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	205,455	199,597
Interest receivable - Cash Deposits	22,384	11,867
	227,838	211,464

Interest payable - Inter-company loans	(209,806)	(200,123)
Interest payable - Start up loans	(926)	(920)
	(210,733)	(201,043)

Net operating income	17,106	10,422

Other income	6,560	5,755
Operating expenses	(6,091)	(6,038)
Deferred consideration	(16,360)	(9,002)

Profit/(loss) on ordinary activities before taxation	1,215	1,137

Taxation	(364)	(341)

Profit/(loss) on ordinary activities after taxation	850	796

Dividend	-	-

Retained profit/(loss) brought forward	(12,665)	(13,461)

Retained profit/(loss) carried forward	(11,815)	(12,665)

Holmes Funding Limited
Balance Sheet
Period ended 15 October 2004

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		13,989,761
Beneficial interest in Trust cash at bank

Current assets
Amounts owed by Trustee	60,391
Deferred expenditure (costs of securing)	23,887
Sundry debtors	0
Deferred taxation / group relief receivable	7,583
Cash at bank:
Reserve funding	408,000
Transaction account	2,665
Funding GIC account	1,431,114
	1,933,641

Creditors: Amounts falling due within one year
Deferred consideration creditor	195,281
Sundry creditors	195,972
Corporation Taxation	27
	391,281

Net current assets		1,542,361

Total assets less current liabilities		15,532,122

Creditors: Amounts falling due after more than one year
Inter-company loans		(15,510,322)
Start up loans		(33,614)

Net assets		(11,815)

Capital and reserves
Share capital (£2)		-
Reserves		(11,815)
		(11,815)

Holmes Funding Limited
Notes to Balance Sheet
Period ended 15 October 2004

		£'000	£'000

Balance on cash accumulation ledger		1,486,163

Available credit enhancement

		First Reserve	Funding Reserve

Reserve funds at closing		338,000	70,000

Initial closing reserve funds		338,000	70,000
Drawings to make bullet repayment		-	-
Other drawings		-	-
Transfers from revenue receipts		-	-
Closing reserve balance		338,000	70,000

Target reserve funds		338,000	70,000

Principal deficiency ledger	AAA	AA	A	BBB

Opening PDL balance	Nil	Nil	Nil	Nil
Losses this quarter	-	-	-	-
PDL top up from revenue income	-	-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance	Repayment	Closing balance

Initial start up loan (incl. accrued interest)	5,507	1,018	4,489
Second start up loan (incl. accrued interest)	5,489	1,014	4,475
Third start up loan	7,053	1,321	5,732
Fourth start up loan	2,993	553	2,440
Fifth start up loan	1,998	368	1,630
Sixth start up loan	2,287	424	1,863
Seventh start up loan	1,398	261	1,137
Eigth start up loan	14,598	2,750	11,848
	41,323		33,614
Accrued interest	-	-	-
Closing balance	41,323		33,614

Liquidity facility

Liquidity facility limit		25,000
Liquidity facility drawn		-
Liquidity facility available		25,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 October 2004

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	402,739	368,391
Interest receivable - Cash Deposits	8,103	5,929
	410,842	374,320

Interest payable - Mortgages	(402,739)	(368,391)
Interest payable - Cash Deposits	(8,103)	(5,929)
	(410,842)	(374,320)

Net operating income	-	-

Fees receivable	4,963	4,630
Fees payable	(4,963)	(4,630)

Operating expenses	(4,664)	(4,619)
Provision charges	(224)	2,414
Other income	4,887	2,205

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 October 2004

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,406,601

Current assets
Bank interest receivable	1,408
Cash at bank	456,014
Amounts due from Seller	5,941
Other debtors	3
Accrued interest receivable	53,063
	516,428

Creditors: Amounts falling due within one year
Amounts due to Funding	60,391
Sundry creditors	24
	60,415

Net current assets		456,014

Total assets less current liabilities		29,862,615

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(15,416,841)
Funding share of mortgage loans		(13,989,761)

Seller share of cash at bank		(456,014)
Funding share of cash at bank		-

Net assets		(0)

Capital and reserves
Share capital (£2)		0
Reserves		0
		0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 7) PLC

Dated: 10 th June 2005	By / s / Karen Carson
(Authorised Signatory)